Peak Launches New Website and AGORACOM Platform for Verified Discussion Forum and Social Media Engagement

Montreal, Quebec--(Newsfile Corp. - December 20, 2020) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced the launch of its new website and of a 12-month online marketing campaign through AGORACOM for the purposes of engaging with current and future shareholders.

EXPOSURE THROUGH THE AGORACOM DIGITAL NETWORK

In 2019, AGORACOM surpassed 600 million page views, exceeded industry engagement metrics by over 400% and has served over 350 public companies.

The Peak HUB containing multiple landing pages, videos, photos and other helpful information updated in real-time over the next 12 months is live as of December 18 and can be found at: https://agoracom.com/ir/PeakFintechGroup

The Peak HUB is expected to receive significant exposure through continuous brand impression, content marketing, search engine marketing and social media engagement throughout the entire AGORACOM network. AGORACOM is the only small cap marketing firm to hold a Twitter Verified badge, averaging 4.2 million Twitter impressions per month in 2019.

MODERATED DISCUSSION FOR MANAGEMENT AND SHAREHOLDERS

Peak has also launched a "CEO Verified" Discussion Forum on AGORACOM to serve as the Company's platform to interact with both current and prospective shareholders in a fully moderated environment.

The Peak discussion forum can be found at:
https://agoracom.com/ir/PeakFintechGroup/forums/discussion

Expected Verified Peak Officers and Investor Relations Contacts:

  Johnson Joseph, President and CEO, Peak Fintech Group
  Cathy Hume, CEO, CHF Capital Markets
  Iryna Zheliasko, Corporate Communications Manager, CHF Capital Markets

AGORACOM Founder George Tsiolis stated: "There is no denying the advent of Fintech and how it will shape the global economy's financial future over the next decade. Whereas some companies use Fintech as a buzzword, Peak has already developed and commercialized its proprietary Lending Hub platform with great results in China, one of the world's biggest but most fragmented markets. We pride ourselves on discovering disruptive small cap companies and look forward to helping bring the Peak story to the world."

About AGORACOM

AGORACOM is the pioneer of online marketing, broadcasting, conferences and investor relations services to North American small and mid-cap public companies, with more than 300 companies served. AGORACOM is the home of more than 7.7 million investors that visited 55.2 million times and read over 600 million pages of information over the last 10 years. The average visit of 8min 43sec is more than double that of global financial sites, which can be attributed to the implementation and enforcement of the strongest moderation rules in the industry.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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https://www.newsfilecorp.com/release/70685